Table of Contents

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

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Item

Relevant Event

Termination of the alliance between Banco BBVA Argentina S.A. ("BBVA")

and LATAM AIRLINES GROUP S.A. ("LATAM")

Buenos Aires, November 24th 2021

Messrs.

Securities and Exchange Commission

RE: “TERMINATION OF THE COMMERCIAL ALLIANCE WITH LATAM AIRLINES GROUP S.A”

With due consideration:

We hereby inform you in our capacity as proxies, the termination of the alliance between Banco BBVA Argentina S.A. ("BBVA") and LATAM AIRLINES GROUP S.A. ("LATAM"), regarding the miles accumulation program for BBVA customers, as from 28 February 2022

Both BBVA and LATAM will continue to accompany their customers, with the strong belief that they will provide better service independently.

The termination of the alliance does not imply the cancellation of the LATAM Pass Program. The miles accrued during the term of duration of the alliance shall be maintained and may be used through LATAM.com according to the terms and conditions of that program.

Moreover, as from March customers will be part of BBVA Points, the new benefits program where they will be able to continue flying and arranging their tailor-made trips.

Sincerely yours.

BANCO BBVA ARGENTINA S.A.

Rocío Carreras Eduardo González Correas

Proxy Proxy

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 24th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer
SIGNATURES